UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 11-K
[X]  ANNUAL REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended	December 31, 2013
or
[ ]  TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _____________________
Commission File Number 0-14851
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
IRET Properties 401(k) Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, ND 58702-1988

 IRET PROPERTIES 401(k)

Contents

Page

Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits—December 31, 2013 and 2012	5
Statements of Changes in Net Assets Available for Benefits—Years Ended December 31, 2013 and 2012	6
Notes to Financial Statements	7
Supplemental Information:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2013	14
Signature	15
Exhibit:
Consent of Independent Registered Public Accounting Firm	16
Prior Year Consent of Independent Registered Public Accounting Firm	17

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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Trustee
 IRET Properties 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of IRET Properties 401(k) Plan (the "Plan") as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of IRET Properties 401(k) Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 27, 2014
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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Trustee
IRET Properties 401(k)
 Minot, North Dakota
We have audited the accompanying statement of net assets available for benefits of IRET Properties 401(k) (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
/s/ Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

June 28, 2013
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IRET PROPERTIES 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets:
Participant Directed Investments, at fair value	$10,209,748	$7,505,535

Money Market Fund, at fair value	245,009	286,384
	10,454,757	7,791,919

Contributions Receivable:
Employer	549,619	513,423
Participant	-	26,241

Net assets available for benefits	$11,004,376	$8,331,583

The accompanying notes are an integral part of these financial statements.
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IRET PROPERTIES 401(k)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012
Additions:

Investment income:
Dividends	$229,106	$252,966
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,306,072	84,354
Common stock	(23,511)	833,442
	1,511,667	1,170,762
Contributions:
Employer, net of forfeitures	996,980	911,295
Participant	862,296	666,066
Participant rollovers	126,881	213,695
	1,986,157	1,791,056
Total additions	3,497,824	2,961,818

Deductions:
Benefits paid to participants	753,981	652,299
Administrative expenses	71,050	-
Total deductions	825,031	652,299

Net increase in net assets available for benefits	2,672,793	2,309,519

Net assets available for benefits at beginning of year	8,331,583	6,022,064

Net assets available for benefits at end of year	$11,004,376	$8,331,583

The accompanying notes are an integral part of these financial statements.

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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.	Description of the Plan
The following description of the IRET Properties 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and plan document for a more complete description of the Plan's provisions.
General
The Plan was initially adopted on January 1, 1995 by IRET Properties, a North Dakota Limited Partnership, which is a subsidiary of Investors Real Estate Trust, a North Dakota real estate investment trust (collectively, the "Company"), and provides certain benefits to the employees of the Company.  Effective February 1, 2010, the Plan was amended and restated to, among other things, revise the eligibility requirements for participation in the Plan. On November 1, 2012, the Plan changed its record keeper, trustee and custodian from First Western Bank & Trust to Dubuque Bank & Trust Co, under the Heartland Retirement Plan Services platform. The Plan adopted the Heartland Financial USA Defined Contribution Plan, a prototype non-standardized profit sharing/401(k) plan. Additionally, new investment options became available to participants in conjunction with the change to the Heartland Retirement Plan Services platform.
The Company is the Employer. The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Eligibility
Effective February 1, 2010 through October 31, 2012, employees were eligible to participate in the Plan if they were at least 21 years of age and had completed six consecutive months with at least 160 hours of service each month with the Employer.
Effective November 1, 2012, employees may participate in the Plan if they are at least 21 years of age and have completed six months of service with the Employer.  Part-time, temporary or seasonal employees whose regularly scheduled service is less than 1,000 hours of service per Plan Year are not eligible.  Union employees and certain nonresident aliens are not eligible.
Deferred Savings Contributions
The Plan allows participants to make salary deferral contributions (pre-tax deferrals and/or Roth deferrals) to the Plan in an amount not in excess of the annual maximum allowed by the Internal Revenue Code, from 1 percent to 100 percent (in 1 percent increments) of compensation.   The deferrals contributed to the Plan by highly-compensated employees will be compared with the deferrals of employees who are not highly compensated, and may be subject to certain limits.  The Plan also allows participants who are eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals.
Employer Matching Contributions
The Employer has elected to make a safe harbor matching contribution of 100% on participant deferrals, up to 4% of a participant's eligible compensation.  This matching contribution is made in cash to the participant's Plan account and is invested as directed by the participant.  This contribution is fully vested at all times and cannot be forfeited, even if the participant terminates employment.
Profit Sharing Contributions
Profit sharing contributions are made based on the discretion of management of the Company. To qualify for a profit sharing contribution, a participant must satisfy certain eligibility requirements.  Effective January 1, 2013, a participant must be employed on the last day of the Plan Year and have completed at least 1,000 hours of service during the Plan Year in order to receive a profit sharing contribution.  Prior to January 1, 2013, a participant who terminated employment before the end of the Plan Year would still qualify to receive a profit sharing contribution for that year provided the participant worked more than 500 hours of service during the Plan Year.  Profit sharing contributions are allocated among all eligible Plan participants using a pro rata formula based on eligible Plan participant compensation compared to all eligible participants' compensation.  Participants may choose to invest profit sharing contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing contributions were $521,822 and $484,512 for the years ended December 31, 2013 and 2012, respectively.
Rollovers
At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.
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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
Participant Accounts
The Employer remits all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement included in the basic Plan document, as amended. Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with deferred savings contributions, employer matching contributions, profit sharing contributions, rollover contributions and allocated investment earnings and losses.
Investment Options
All funds of the Plan are participant directed.  Participants may direct the investment of their account balance into various funds and may transfer assets in their accounts between funds on a daily basis.
As of November 1, 2012, Investors Real Estate Trust common and preferred shares of beneficial interest are no longer available as an investment option under the Plan, except through participants' self-directed brokerage accounts under the Plan, in which case the shares are purchased on the open market at the direction of the participant. Prior to November 1, 2012, contributions to purchase common shares of beneficial interest of the Company were used by the Trustee to purchase Investors Real Estate Trust common shares directly on the open market, or to purchase shares of authorized but unissued common shares of beneficial interest directly from the Company if the Company chose to issue new shares. Contributions to purchase preferred shares of beneficial interest of the Company were used by the Trustee to purchase Investors Real Estate Trust 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value, in the open market.  Open market purchases were made at such prices as the Trustee may determine in its sole and absolute discretion.
Vesting
Participants are immediately vested in their accounts with respect to participant contributions, employer safe harbor matching contributions, eligible rollovers/transfers, and earnings thereon.  Generally, all of a participant's years of service with the Employer count toward determining the vested percentage; however, participants must work at least 1,000 hours during each Plan Year to earn a year of vesting service.  Effective February 1, 2010, participants vest in Company profit-sharing contributions and earnings thereon based upon the following schedule:
Years of Vesting Service	Vested Percentage
Less than One	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Prior to February 1, 2010, participants were 100% vested in Company profit-sharing contributions and earnings thereon.
Distributions and Withdrawals
On termination of service due to separation of employment, death, disability or retirement, a participant or the participant's beneficiary/beneficiaries is entitled to receive their vested account balance in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows lump sum, partial payment and installment payment options for payout, if the vested account balance is more than $5,000; however, if the vested account balance is less than $5,000 and the Employer is not instructed what to do with the Plan balance, the participant must take the payout in the form of a lump sum.  Penalties and restrictions may apply to payouts taken from the Plan before a participant has reached the age of 59 1/2.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant's Transfer/Rollover Account may be elected at any time.
Notes Receivable from Participants
The Plan does not permit participants to take loans from their account under the Plan.
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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
Forfeited Accounts
Forfeited non-vested accounts may be applied, at the Employer's discretion, to the payment of the Plan's administrative expenses or be used to reduce future employer contributions to the Plan. There were forfeited non-vested accounts totaling $21,939 and $54,513 for the Plan as of December 31, 2013 and 2012, respectively.  For the years ended December 31, 2013 and 2012, employer contributions were reduced by $54,830 and $4,900 from forfeited non-vested accounts.  For the years ended December 31, 2013 and 2012, forfeitures used for administrative expenses were $71,050 and $0, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan's investment advisor, with oversight from the Plan's Retirement Plan Committee, determines the Plan's valuation policies utilizing information provided by the custodians and insurance company.  See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts with Insurance Companies
Life insurance and annuity contracts have been purchased as directed by specific Plan participants. These allocated contracts are excluded from the Plan's statement of net assets available for benefits under the Employee Retirement Income Security Act of 1974 (ERISA) guidelines as the purchase of the contract transfers the obligation to pay the benefits and the related risks to the insurance companies.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employer through payroll reductions.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Administrative Expenses
Administrative expenses of the Plan related to legal and audit fees are paid by the Company.  Various administrative expenses of the Plan related to Trustee and recordkeeping are paid by the Plan.  Fees or commissions associated with each of the investment options (other than Investors Real Estate Trust common shares of beneficial interest prior to November 1, 2012) are paid by participants as a deduction from the amount invested or an offset to investment earnings.
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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
3.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:
	2013	2012
Investors Real Estate Trust Common Stock (1)	$2,558,050	$2,740,493
Columbia Dividend Opportunity Fund Y	626,289	*
Columbia Dividend Opportunity Fund Z	*	487,960
ING Mid Cap Opportunities Fund Class W	555,333	*
JP Morgan Large Cap Growth Fund R6	705,539	623,964
Vanguard 500 Index Fund Signal Class	1,869,740	1,261,249
(1)	As of November 1, 2012, Investors Real Estate Trust Common Stock is no longer an investment option under the Plan, except through participants' self-directed brokerage accounts under the Plan.
*	Less than 5% of the Plan's net assets available for benefits
4.	Money Market Fund
Money Market Fund represents funds temporarily invested in Invesco Short Term Investments pending allocation to participant accounts and to provide liquidity for fund reallocations and distributions.  Participants may also choose to allocate a portion of their contributions to the Money Market Fund.  Prior to November 1, 2012, Money Market Fund investments were funds temporarily invested in the First Western Bank Collective Asset Fund.
5.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
·	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
·
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

·	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds/money market fund: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Participant directed brokerage: Allow participants to invest all or a portion of their contributions into investments of their choice.  The fair value is based on the underlying investments, which may include common stock, mutual funds, debt securities and common/collective trusts.
The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:
2013	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$2,558,050	$-	$-	$2,558,050
Mutual Funds:
Equity funds (a)	4,704,166	-	-	4,704,166
International equity funds (b)	250,312	-	-	250,312
Fixed income funds (c)	775,723	-	-	775,723
Balanced funds (d)	1,861,968	-	-	1,861,968
Commodity funds (e)	43,280	-	-	43,280
Participant directed brokerage	16,249	-	-	16,249
Money market fund	245,009	-	-	245,009
Total assets measured at fair value	$10,454,757	$-	$-	$10,454,757

2012	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$2,740,493	$-	$-	$2,740,493
Mutual Funds:
Equity funds (a)	3,384,845	-	-	3,384,845
International equity funds (b)	14,347	-	-	14,347
Fixed income funds (c)	758,569	-	-	758,569
Balanced funds (d)	598,152	-	-	598,152
Commodity funds (e)	9,129	-	-	9,129
Money market fund	286,384	-	-	286,384
Total assets measured at fair value	$7,791,919	$-	$-	$7,791,919
(a)	Equity funds invest primarily in equities, or stocks. It can be actively or passively (index fund) managed.
(b)	International equity funds invest primarily in stocks of companies located, or with revenues derived from, outside of the United States.
(c)	Fixed income funds seek to maximize total return. These funds invest primarily in bonds and other fixed-income securities, often to provide shareholders with current income.
(d)
Balanced funds seek conservation of capital, current income and long-term growth of capital and income.  The funds invest in a broad range of securities, including stocks, bonds and securities issued and guaranteed by the United States government.  The funds may invest in securities of issuers domiciled outside the United States.  The funds may also hold cash or money market instruments.

(e)
Commodity funds invest in commodities such as gold, oil or agricultural products, among others.  They also invest in commodity futures and options.  Some commodity funds invest in the stocks of companies, like gold funds which invest in the stocks of gold mining companies.  Commodity prices are influenced by the performance of economy or the forces of demand and supply.  Instability in commodity prices can make these risky investments.

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IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
6.	Federal Income Taxes
Effective November 1, 2012, the Company restated the Plan in the form of the Heartland Financial USA Defined Contribution Plan and Trust (the Heartland Prototype). The Heartland Prototype received a favorable opinion letter from the Internal Revenue Service on September 30, 2008 regarding its compliance, in form, with the qualification requirements of Section 401 of the Internal Revenue Code for exemption from federal income taxes in accordance with applicable sections of the Code.  The Company is permitted to rely on the opinion letter issued by the Internal Revenue Service to Dubuque Bank & Trust Co. (a subsidiary of Heartland Financial USA, Inc.), and the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company intends to take all necessary steps to maintain the Plan's qualified tax status.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS).  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
7.	Related-Party Transactions
The Company has been designated as the Plan Administrator and Plan Sponsor. These services are provided at no expense to the Plan. Administrative expenses including audit and legal fees are paid for by the Plan Sponsor.  Certain Plan assets are invested in trust managed by the custodian of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

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SUPPLEMENTAL INFORMATION

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IRET PROPERTIES 401(k)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)
December 31, 2013
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

*	Investors Real Estate Trust	Common Shares of Beneficial Interest		$2,558,050

	Columbia Balanced Fund Class Z	Mutual Fund		435,582
	Columbia Dividend Opportunity Fund Y	Mutual Fund		626,289
	Federated Institutional High Yield Bond Fund Institutional Shares	Mutual Fund		285,256
	Hartford Inflation Plus Fund Class R5	Mutual Fund		34,964
	Hartford International Opportunities Fund R5	Mutual Fund		49,756
	ING Mid Cap Opportunities Fund Class W	Mutual Fund		555,333
	ING Real Estate Fund Class W	Mutual Fund		80,118
	JP Morgan Large Cap Growth Fund R6	Mutual Fund		705,539
	JP Morgan US Small Company Institutional Class	Mutual Fund		463,880
	John Hancock III Disciplined Value Mid Cap Fund I	Mutual Fund		403,267
	Lord Abbett Inv Short Duration Income I	Mutual Fund		211,542
	MFS International New Discovery Fund R5	Mutual Fund		74,802
	Oppenheimer Developing Markets Fund Y	Mutual Fund		125,754
	PIMCO Commodity Real Return Strategy Fund P	Mutual Fund		43,280
	PIMCO Total Return Fund Institutional	Mutual Fund		243,961
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		44,163
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		253,576
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		369,276
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		385,585
	T. Rowe Price Retirement Income Fund	Mutual Fund		17,374
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		217,464
	Vanguard 500 Index Fund Signal Class	Mutual Fund		1,869,740
	Vanguard Wellesley Income Fund Admiral Shares	Mutual Fund		138,948

	Participant Directed Brokerage	Participant Directed Brokerage		16,249

	Invesco Short Term Investments	Money Market Fund		245,009

				$10,454,757

*	Party-in-interest
**	Participant directed
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 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
IRET PROPERTIES 401(k)

Date: June 27, 2014	Investors Real Estate Trust
/s/ Timothy Mihalick
Timothy Mihalick President and Chief Executive Officer

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